UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 28, 2021

890 5th Avenue Partners, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39877	85-3022075
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

14 Elm Place, Suite 206 Rye, New York	10580
(Address of principal executive offices)	(Zip Code)

(575) 914-6575
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	ENFAU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	ENFA	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	ENFAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

On June 24, 2021, 890 5th Avenue Partners, Inc., a Delaware corporation (“890”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Bolt Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of 890 (“Merger Sub I”), Bolt Merger Sub II, Inc., a Delaware corporation and a direct, wholly owned subsidiary of 890 (“Merger Sub II”), and BuzzFeed, Inc., a Delaware corporation (“BuzzFeed”).

The Merger Agreement provides for, among other things, the following transactions at the closing: Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of 890 (the “Merger”). Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II (the “Second Merger,” together with the Merger, the “Two-Step Merger”) with Merger Sub II being the surviving company of the Second Merger. The Two-Step Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination is anticipated to close in the fourth quarter of 2021, following the receipt of the required approval by 890’s and BuzzFeed’s stockholders and the fulfillment of other customary closing conditions.

On October 28, 2021, 890, Merger Sub I, Merger Sub II and BuzzFeed entered into Amendment No. 1 to the Merger Agreement (the “Amendment”), pursuant to which the parties thereto agreed to condition the satisfaction of the condition related to 890 stockholders’ approval of the amendment and restatement of 890’s Amended and Restated Certificate of Incorporation and the amendment and restatement of 890’s Amended and Restated Bylaws upon the receipt of the affirmative vote of holders of (i) a majority of the outstanding shares of 890 Class A common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of 890 Class F common stock, voting separately as a single class. The Amendment is incorporated by reference as Exhibit 2.1 to this Current Report on Form 8-K.

Additional Information

In connection with the Business Combination, 890 has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of 890. After the Registration Statement is declared effective, 890 will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. 890’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with 890’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about 890, BuzzFeed and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of 890 as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by 890 may be obtained free of charge from 890 at https://www.890fifthavenue.com/#investor-relations. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: 890 5th Avenue Partners, Inc., 14 Elm Place, Suite 206, Rye, New York 10580.

Participants in the Solicitation

890, BuzzFeed and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of 890’s stockholders in connection with the Business Combination. To the extent that such persons’ holdings of 890’s securities have changed since the amounts disclosed in 890’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of 890’s directors and officers in 890’s filings with the SEC, including the Registration Statement, and such information and names of BuzzFeed’s directors and executive officers will also be in the Registration Statement, which includes the proxy statement of 890 for the Business Combination.

Disclaimer; Non-Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or 890’s or BuzzFeed’s future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro forma enterprise value, and cash balance) and market opportunities of BuzzFeed are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by 890 and its management, and BuzzFeed and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against 890, BuzzFeed, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of 890 or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of BuzzFeed as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably; continued market acceptance of, and traffic engagement with, BuzzFeed’s content; expectations, beliefs and objectives for future operations; BuzzFeed’s ability to further attract, retain, and increase its traffic; BuzzFeed’s ability to expand existing business lines, develop new revenue opportunities, and bring them to market in a timely manner; BuzzFeed’s expectations concerning relationships with strategic partners and other third parties; BuzzFeed’s ability to maintain, protect and enhance its intellectual property; future acquisitions or investments in complementary companies, content or technologies; BuzzFeed’s ability to attract and retain qualified employees; the proceeds of the Business Combination and BuzzFeed’s expected cash runway; demand for products and services; technological developments and other potential effects of the Business Combination on BuzzFeed; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations, including revised foreign content and ownership regulations; (10) changes in national and local economic and other conditions and developments in technology, each of which could influence the levels (rate and volume) of BuzzFeed’s subscriptions and advertising, the growth of its businesses and the implementation of its strategic initiatives; government regulation; (11) poor quality broadband infrastructure in certain markets; (12) the possibility that BuzzFeed or the combined company may be adversely affected by other economic, business and/or competitive factors; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 890’s Registration Statement on Form S-1 (File No. 333-251650), as amended by the section entitled “Risk Factors” in 890’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, and June 30, 2021, each as filed by 890 with the SEC, and additional risks and uncertainties set forth in other filings with the SEC, including the Registration Statement filed by 890 with the SEC in connection with the Business Combination.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither 890 nor BuzzFeed undertakes any duty to update these forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 28, 2021, by and among 890 5th Avenue Partners, Inc., Bolt Merger Sub I, Inc., Bolt Merger Sub II, Inc., and BuzzFeed, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

890 5th Avenue Partners, Inc.

	By:	/s/ Adam Rothstein
	Name:	Adam Rothstein
	Title:	Executive Chairman

Date: October 29, 2021

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